September 10, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Plainfield Enterprises LLC Registration Statement under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Plainfield Enterprises LLC (the “Company”), we enclose for filing this Registration Statement on Form 10 (the “Registration Statement”) and exhibits thereto relating to the registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the Company’s single Class A unit (the “Class A Interest”).

By way of background, the Company is a newly formed Delaware limited liability company that was formed by, and 99.99% of whose equity interests are indirectly owned by, Plainfield Direct Inc., a private, pooled investment vehicle and an affiliate of Plainfield Asset Management LLC, an investment manager based in Greenwich, Connecticut that is registered under the Investment Advisers Act of 1940.  The Company was formed for the primary purpose of indirectly holding a 33.33% interest in the holding company of a gaming casino located at Lake Las Vegas in Henderson, Nevada (the “Casinio”).

In addition to the one Class A Interest being registered pursuant to the Registration Statement, which interest constitutes the Company’s only voting security, the Company has also issued 9,999 non-voting Class B units (the “Class B Interests”) that are not being registered.  The Registration Statement is being filed voluntarily, and the Company does not intend to list any of its securities on any securities exchange or quotation system.

If you have any questions or comments concerning the enclosed, please feel free to telephone me at (212) 574-1420, or my associate, Edward Horton, at (212) 574-1265.

Very truly yours,

SEWARD & KISSEL LLP

By /s/ Robert E. Lustrin   _____
Robert E. Lustrin
Partner

Enclosure

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